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Q3 Report

Because the world
                                is watching™

        This quarterly report contains forward-looking statements that involve risk and uncertainties. These statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "plans," "continue," or the negative thereof or other variations thereon or comparable terminology referring to future events or results. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors. These factors include without limitation the timing of acquisitions and expansion opportunities, technological change that may impact the Company's capital expenditures and results of operations, and competitive factors that may alter the timing and amount of the Company's capital expenditures and results of operations. Any of these factors could cause actual results to vary materially from current results or the Company's currently anticipated future results. The Company wishes to caution readers not to place undue reliance on such forward-looking statements that speak only as of the date made. Additional information concerning factors that cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities.

THIRD QUARTER REPORT 2003

MANAGEMENT'S DISCUSSION & ANALYSIS

        The following is Management's Discussion and Analysis ("MD&A") of the financial condition of Leitch Technology Corporation ("Leitch" or the "Company") and our financial performance for the third quarter ended January 31, 2003, and 2002. All amounts are in Canadian dollars unless otherwise stated. As a result of rounding differences, certain figures in this MD&A may not total.

OVERVIEW

        During the third quarter of fiscal 2003, the Company experienced a 7% increase in revenue from the prior quarter and a 5% increase from the prior year quarter. In the current economic environment, it is unclear whether this increase represents a sustainable shift in the market or the Company's position within it.

        The Company operates in an industry that requires highly specialized products and a robust infrastructure, and as a result, the Company is able to maintain high gross margins for its products. Gross margins have trended in the 50-55% range for the past few years and are expected to remain in that range in the future. Profitability is, therefore, significantly impacted by fluctuations in revenue. Further, because of the necessary investment in infrastructure and research and development, Selling and Administrative and Research and Development expenses do not tend to fluctuate directly with revenues. The Company has been focusing its attention both on driving revenue during difficult economic times and managing costs without consuming cash, or impacting the Company's ability to grow when the markets return.

Definitions

        The Company focuses its analysis on "Net Operating Income (Loss)" and Net earnings (loss). Net Operating Income (Loss) and Net loss are reconciled in the table below. Net Operating Income (Loss) is calculated as earnings (loss) from continuing operations before amortization and equity interests less income taxes (excluding income taxes — partly owned businesses). Net Operating Loss for the quarters ended January 31, 2003, and 2002 was ($0.4 million) and ($0.4 million) respectively. Net Operating Loss was ($2.0 million) during the previous quarter ended October 31, 2002. Net Operating Income (Loss) for the nine months ended January 31, 2003, and 2002 was ($2.3 million) and $0.8 million respectively.

	Three months ended,
	January 31, 2003	October 31, 2002	January 31, 2002
	(in millions)
Net loss under Canadian GAAP	$(1.9)	$(3.4)	$(18.4)
Amortization of acquired technology	1.5	1.5	1.4
Equity interest in losses of partly owned businesses	—	(0.1)	12.5
Loss from discontinued operations, net of tax benefit	—	—	4.1

Net Operating (Loss)	$(0.4)	$(2.0)	$(0.4)

        Net Operating Income (Loss) is not a measure of performance under Canadian or U.S. GAAP. Net Operating Income (Loss) should not be considered in isolation or as a substitute for Net loss prepared in accordance with Canadian or U.S. GAAP or as a measure of operating performance or profitability. Net Operating Income (Loss) does not have a standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies. The Company uses Net Operating Income (Loss) to remove acquisition and investment related charges as well as discontinued operations which the

Company views as outside its core operating results. The following tables reconcile Net loss to Net Operating Income (Loss):

	Nine months ended,
	January 31, 2003	January 31, 2002
	(in millions)
Net loss under
Canadian GAAP	$(6.7)	$(24.0)
Amortization of acquired technology	4.5	4.3
Equity interest in losses of partly owned businesses	(0.1)	14.9
Income taxes — partly owned businesses	—	(0.5)
Loss from discontinued operations, net of tax benefit	—	6.1

Net Operating Income (Loss)	$(2.3)	$0.8

THIRD QUARTER REPORT 2003

Revenue

        Revenue for the quarter ended January 31, 2003, totaled $49.1 million, an increase of $2.5 million or 5% over the $46.6 million earned during the third quarter of the preceding fiscal year and an increase of $3.4 million, or 7%, compared to revenue of $45.7 million during the previous quarter ended October 31, 2002.

        Revenue for the nine months ended January 31, 2003, was $141.8 million, a decrease of $5.6 million or 4% from the $147.4 million earned during the nine months ended January 31, 2002.

        As indicated above, the Company is unable to determine whether the increase is indicative of a sustainable recovery in the professional television market.

Product Revenue

        The Company generated approximately 68% of its revenues from Video Processing and Distribution ("VP&D"), 19% from Video Servers ("Servers") and 13% from Post Production ("Post") during the third quarter of fiscal 2003. This mix is consistent with recent quarters, and the Company does not expect a significant shift in the revenue split across product segments.

        Revenue from VP&D increased from $32.0 million during the three months ending January 31, 2002 to $33.5 million during the three months ending January 31, 2003, an increase of 5%. Revenue from VP&D increased $2.2 million or 7% compared to the $31.3 million earned in the prior quarter.

        Revenue from Servers decreased from $9.7 million during the three months ending January 31, 2002 to $9.3 million during the three months ending January 31, 2003, a decrease of 4%. Revenue from Servers increased $0.3 million or 3% compared to the $9.0 million earned in the prior quarter.

        Revenue from Post increased from $4.9 million during the three months ending January 31, 2002 to $6.4 million during the three months ending January 31, 2003, an increase of 31%. Revenue from Post increased $1.0 million or 19% compared to the $5.4 million earned in the prior quarter.

        The third quarter saw increases in run rate revenue from existing products as well as strong revenue growth from new products. The Company believes that new product revenue growth will continue its momentum and anticipates further increases in existing product revenue when customer spending improves.

Geographic Revenue

        The Company generated approximately 47% of its revenue in the United States, 20% in Europe, 16% in Non-U.S. Americas and 18% in Pacific Rim during the third quarter of fiscal 2003. In recent quarters, European revenue has been trending to approximately 20% of revenue rather than its historical norm of approximately 25% of revenue. Non-U.S. Americas and Pacific Rim revenue can fluctuate widely each quarter due to a smaller number of large projects. The Company does not believe that its European revenue in this fiscal year is indicative of its long-term split. Although some shift toward the Pacific Rim is anticipated as growth in that region exceeds that of more mature markets, the Company expects to align more closely with historical splits by geography in the near term.

        The United States had a revenue increase of 2% from $22.6 million in the third quarter of fiscal 2002 to $23.0 million in the third quarter of fiscal 2003. Revenue in the United States increased $1.0 million or 5% compared to the $22.0 million earned in the second quarter of fiscal 2003.

        Europe had a revenue decrease of 1% from $9.8 million in the third quarter of fiscal 2002 to $9.7 million in the third quarter of fiscal 2003. Revenue in Europe increased $1.8 million or 23% compared to the $7.9 million earned in the second quarter of fiscal 2003. The increase in European revenue is positive; however, this region continues to operate below long-term expectations.

        Revenue from the Non-U.S. Americas decreased from $9.0 million in the third quarter of fiscal 2002 to $7.8 million in the third quarter of fiscal 2003, a decrease of 13%. Revenue in Non-U.S. Americas increased $2.9 million or 59% compared to the $4.9 million earned in the second quarter of fiscal 2003. Revenue in Non-U.S. Americas typically fluctuate from quarter to quarter due to a smaller number of large projects significantly swinging revenue from quarter to quarter. Revenue in the prior quarter was adversely impacted by political and economic problems in several South American countries. This impact was less severe in the current quarter due to increased revenue from more stable economic regions.

        Revenue in the Pacific Rim increased from $5.2 million in the third quarter of fiscal 2002 to $8.6 million in the third quarter of fiscal 2003, an increase of 65%. Revenue in the Pacific Rim decreased $2.2 million or 20% compared to the $10.8 million earned in the second quarter of fiscal 2003. Revenue in the Pacific Rim typically fluctuates from quarter to quarter due to a smaller number of large projects significantly swinging revenue from quarter to quarter.

Gross Margin

        Gross margin as a percentage of revenue was 50% in the third quarter of fiscal 2003 compared to 52% in the third quarter of fiscal 2002 and 50% in the previous quarter. The decline in gross margin during the quarter was primarily a result of foreign currency fluctuations, specific lower margin sales as part of the Company's inventory reduction plans, the product mix sold and continued competitive pricing pressures. Inventory balances dropped from $59.7 million in the prior quarter to $57.0 million at January 31, 2003.

        Gross margin was 51% in the nine months ended January 31, 2003, compared to 52% in the nine months ended January 31, 2002.

Research and Development

        The Company invests in research and development ("R&D") to maintain its position in the markets it currently serves, to enhance its product portfolio, and to innovate and provide new products with new functions and efficiencies to the television industry. This investment drives future revenue and margins through new product introduction, and more cost-effective designs. R&D spending does not fluctuate with current revenue; however, the Company monitors this spending in relation to revenue and will adjust spending when appropriate. Investment in R&D in the third quarter of fiscal 2003 was $8.3 million or 17% of revenue, up from $7.9 million or 17% in the third quarter of fiscal 2002, and up from $8.2 million in the previous quarter. As in prior quarters, the Company announced a number of new products and enhancements and continues its track record of innovation.

        R&D expenses during the nine months ended January 31, 2003, were $24.6 million, a decrease of $0.2 million or 1% compared to the $24.8 million incurred during the nine months ended January 31, 2002.

Selling and Administrative Expenses

        Selling and administrative expenses decreased by 1% in the third quarter of fiscal 2003 to $16.8 million from $16.9 million in the third quarter of fiscal 2002. Selling and administrative costs decreased by $0.9 million from $17.7 million in the previous quarter. Selling and administrative expenses were 34% of revenue in the third quarter of fiscal 2003, compared to 36% of revenue in the third quarter of fiscal 2002 and 39% of revenue in the second quarter of fiscal 2003. The decrease over the prior quarter is largely due to trade show costs as the Company attends the International Broadcasting Convention ("IBC") during September of each year.

        Selling and administrative expenses during the nine months ended January 31, 2003, were $50.9 million, a decrease of $0.7 million or 1% compared to the $51.6 million incurred during the nine months ended January 31, 2002.

        Selling and Administrative expenses include sales, customer service, marketing, and administration. For the most part, this expense base is fixed in nature, and does not correlate directly with revenue. However during recent times the Company has been working to reduce expenses without impairing its ability to respond when the capital spending market returns.

Amortization of Acquired Technology

        Acquired technology represents the fair value of existing technology purchased from prior year acquisitions. This asset is being amortized on a straight line basis over a period of four years. There are no significant fluctuations in the amortization quarter over quarter.

Equity Interest in Losses of Partly Owned Businesses

        Equity interest in losses of partly owned businesses ("POBs") represents the Company's share of earnings or losses of companies in which it owns a significant, but not controlling, interest. Equity interest in losses from POBs decreased from $12.4 million in the third quarter of fiscal 2002 to $nil in the third quarter of fiscal 2003. Equity interest in losses from POBs was a gain of $0.1 million in the previous quarter. Equity interest in losses from POBs during the nine months ended January 31, 2003 was a gain of $0.1 million, an improvement of $15.0 million compared to the $14.9 million loss incurred during the nine months ended January 31, 2002.

        The decrease in Equity losses from POBs is due to the write down of the investments in Path 1 Network Technologies, Inc ("Path 1") and FastVibe Corporation ("FastVibe") during the third quarter of fiscal 2002. The Company recorded a further write down in POB's in the fourth quarter of 2002 as it wrote the values of Path 1 and FastVibe to $nil in that quarter.

Net Operating Income (Loss)

        As a result of the factors discussed above, Net Operating Loss (as defined above) for the quarter ended January 31, 2003, was ($0.4 million) or ($0.01) per share compared to ($0.4 million) or ($0.01) per share for the quarter ended January 31, 2002 and ($2.0 million) or ($0.07) per share in the previous quarter.

        Net Operating Income (Loss) in the nine months ended January 31, 2003, was ($2.3 million) or ($0.08) per share compared to $0.8 million or $0.03 per share during the nine months ended January 31, 2002.

Loss from Continuing Operations

        Loss from continuing operations in the third quarter of fiscal 2003 was ($1.9 million) or ($0.06) per share compared to ($14.3 million) or ($0.48) per share in the third quarter of fiscal 2002 and ($3.4 million) or ($0.11) per share in the previous quarter. As mentioned above, the Company took a substantial write down for its investment in Path 1 and FastVibe during the third quarter of fiscal 2002.

        Loss from continuing operations during the nine months ended January 31, 2003, was ($6.7 million) or ($0.22) per share compared to ($17.9 million) or ($0.60) per share during the nine months ended January 31, 2002.

Net Loss

        Net loss in the third quarter of fiscal 2003 was ($1.9 million) or ($0.06) per share compared to ($18.4 million) or ($0.62) per share in the third quarter of fiscal 2002 and ($3.4 million) or ($0.11) per share in the previous quarter.

        Net loss during the nine months ended January 31, 2003, was ($6.7 million) or ($0.22) per share compared to ($24.0 million) or ($0.81) per share during the nine months ended January 31, 2002.

        The loss from discontinued operations in fiscal 2002 is from the Company's semiconductor segment, for which a formal plan of disposal was made in October 2001. The Company has sold over 80% of its interest in the semiconductor segment, Silicon Construction Sweden AB ("SiCon"). The terms of this sale include deferred payments, the substantive portion of which management has collected. The Company expects to record a one time gain on disposal of approximately $0.3 million in the fourth quarter, which will be reflected in Loss from discontinued operations, and therefore will not impact Net Operating Income. The Company continues to retain less than a 20% share in SiCon and does not retain any special rights. This will be accounted for as a portfolio investment and carried at $nil.

        The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). A reconciliation to accounting principles generally accepted in the United States ("U.S. GAAP") has been provided in note 4 to the quarterly consolidated financial statements. Net loss in the third quarter of fiscal 2003 was ($1.6 million) or ($0.06) per share under U.S. GAAP compared to ($18.3 million) or ($0.62) per share in the third quarter of fiscal 2002 and ($3.2 million) or ($0.11) per share in the second quarter of fiscal 2003. Net loss during the nine months ended January 31, 2003, was ($6.1 million) or ($0.20) per share under U.S. GAAP compared to ($21.6 million) or ($0.72) per share during the nine months ended January 31, 2003. U.S. GAAP differences in fiscal 2003 are primarily a result of prior differences in accounting for acquisition related intangible assets.

Cash Position

        At January 31, 2003, the Company's cash and cash equivalents position was $14.0 million compared to $11.0 million at the end of the prior quarter and $7.9 million at April 30, 2002.

        It is anticipated that working capital of $103 million, combined with available credit facilities, is sufficient to meet the Company's daily cash requirements throughout the next twelve months, although the Company may go to the capital markets for a variety of purposes including in connection with acquisitions. The Company's credit facilities are subject to an annual renewal on April 24. Accordingly, the Company is in process of renewing these facilities and expects to renew in the ordinary course of business on terms that are substantially similar to those currently in place.

Capital Assets and Expenditures

        Capital assets, net of accumulated depreciation, decreased to $51.0 million in the third quarter of fiscal 2003 from $54.2 million at the end of the prior quarter. Additions to capital assets amounted to $0.4 million during the third quarter of fiscal 2003 compared to $1.0 million during the prior quarter. All additions during fiscal 2003 were financed from cash flows provided by operations. Expenditures during the third quarter of fiscal 2003 were primarily for manufacturing and R&D equipment.

        The Company plans to spend less than $5.0 million on capital projects during fiscal 2003, excluding acquisitions. The expenditures will include computer equipment and software and additional equipment purchases for research and development. This investment will be funded from cash balances, existing bank facilities and cash flows from operations.

Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates are used in determining the allowance for doubtful accounts, inventory valuation, future income tax assets and the useful lives of intangible assets. Actual results could differ materially from those estimates and assumptions.

        The Company records an allowance for doubtful accounts for estimated credit losses based on customer and industry concentrations and the Company's knowledge of the financial condition of its customers. A change to these factors could impact the estimated allowance.

        The Company adjusts its inventory valuation based on estimates of net realizable value. A change to these assumptions could impact the valuation of inventory.

        The Company records a net future tax asset that arises from available tax losses and future income tax deductions. The utilization of these tax losses and future income tax deductions is limited to the future operations of the Company in the tax jurisdictions in which such losses or deductions arose. The Company's current projections demonstrate that it will more likely than not generate sufficient taxable income in the future to realize the benefit of these deferred tax assets in the carry forward periods. A significant change in the Company's projections could impact the valuation of net future tax assets. See "Risk Factors — Carrying Value of Future Tax Assets and Intangible Assets."

        The Company's carrying value of goodwill and acquired technology is assessed, in part, with reference to projected future net cash flows. A significant change in the projected future net cash flows could impact the carrying value of goodwill and acquired technology. See "Risk Factors — Carrying Value of Future Tax Assets and Intangible Assets."

Risk Factors

        In the normal course of its business, the Company is exposed to a variety of risks that can affect its performance and could cause the Company's actual results to differ in material respects from the results discussed herein. These risks are discussed below.

Global Political and Economic Uncertainties

        Over the past two years, the U.S., European and many other economies have experienced a swift economic slowdown that has translated into higher inventory levels and reduced capital spending in many sectors of the economy. If the economic slowdown continues, Leitch's revenue could continue to be negatively impacted. Because the Company's revenues are geographically dispersed, localized geopolitical uncertainties do not create any extraordinary level of exposure. They do, however, affect the Company insofar as they impact the world's economies.

        The Company sells into over 80 countries worldwide. Regional and international political unrest, such as that currently in South America and the Middle East, can negatively impact the Company's revenue and ability to collect its accounts receivable.

New Products and Technological Change

        The markets for the Company's products are competitive and are characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. The Company invests significant resources in the development of products for the markets it serves and to enter new markets, as they require the Company's technological expertise. The success of the Company continues to depend upon market acceptance of its existing products, its ability to enhance those products and its ability to introduce new products and features to meet changing customer requirements. Leitch has expanded product development to be successful in identifying, developing, manufacturing and marketing identifying, developing, manufacturing and marketing new products. The Company's business, financial condition and results of operations could be adversely affected if the Company incurs delays in developing new products or enhancements, or if such products or enhancements do not gain market acceptance.

        The Company's products embody complex technology and are designed to be compatible with current and evolving industry standards.

        The Company does not rely on any one product and continues to support and develop a diversified product offering.

Competitive Environment

        The Company competes with a large number of companies in each of its product lines. Competitors vary widely in size, product breadth, market expertise and geographical penetration. Many competitors are relatively small (with less than $50 million in annual sales), while some are large multinationals. The key barriers to entry into the Company's markets include establishment and maintenance of a solid technological base, establishment of a reputation for industry experience and acceptance, establishment of a strong company reputation as a credible supplier to large end-users, establishment of distribution channels and relationships and development of sufficient product line breadth. The Company believes it has a technological advantage in its products and continues to strengthen sales channels to ensure it remains a key competitor. The Company seeks to protect its competitive advantage by offering a wide variety of products capable of meeting the latest industry standards and requirements.

Intellectual Property

        The Company must protect its proprietary technology and operate without infringing upon the intellectual property rights of others. Leitch relies on a combination of patent, copyright, trademark and trade secret laws and other intellectual property protection methods to protect its proprietary technology. These steps may not protect the Company's proprietary information nor give it any competitive advantage. Others may independently develop substantially equivalent intellectual property or otherwise gain access to Leitch's trade secrets or intellectual property, or disclose such intellectual property or trade secrets. If Leitch is unable to protect its intellectual property, the Company's business could be materially harmed.

        There has been substantial litigation regarding patent, trademark and other intellectual property rights involving technology companies. In the future, litigation may be necessary to enforce any patents issued to Leitch, to protect its trade secrets, trademarks and other intellectual property rights owned by the Company, or to defend against claimed infringement. In the course of business, the Company has received communications asserting that its products infringe patents or other intellectual property rights of third parties. The Company has investigated or continues to investigate the factual basis of such communications and has negotiated or will negotiate licenses where appropriate. It is likely that in the course of the Company's business, Leitch will receive similar communications in the future. While it may be necessary or desirable in the future to obtain licenses relating to one or more of the Company's products, or relating to current or future technologies, Leitch may not be able to do so on commercially reasonable terms, or at all. These disputes may not be settled on commercially reasonable terms and may result in long and costly litigation.

Business Cycles

        The Company's products are typically a small part of the overall cost of large broadcast installations or a large part of smaller production islands and equipment upgrades. Industry requirements are driven to a large extent by national economic pressures and industry standards.

        The Company attempts to mitigate the above-noted risks by designing into its products the flexibility to accommodate future standards and by maintaining a diverse product offering and extensive international distribution channels. The Company's products are sold in over 80 countries directly and through distributors, system integrators, dealers and original equipment manufacturers.

        The revenue generated by the Company's extensive sales force also helps to smooth economic fluctuations in various geographic regions. The different year-ends and budgetary cycles of governments and corporations also contribute to fluctuations in quarterly revenue.

        There can be no assurance that change in revenues achieved by Leitch in previous quarters will continue or that revenues or net earnings in any particular quarter will not be lower, or losses greater, than that of the preceding quarters.

        The Company's expense levels are based, in part, on its expectations as to future revenues as well as the timing of major trade shows, including National Association of Broadcasters ("NAB") in April and IBC in September. If revenue levels are below expectations, operating results are likely to be adversely affected. In light of the foregoing, quarter to quarter comparisons of the Company's operating results are not necessarily meaningful and should not be relied upon as indications of likely future performance or annual operating results. Reductions in revenue or profitability between quarters or the failure of the Company to achieve expected quarterly earnings per share could have a material adverse affect on the market price of the common shares of the Company.

Reliance on Key Employees

        The Company's prospective success will be dependent on the performance and continued service of its executive officers and certain key employees. Competition for high-level engineering, marketing, sales, and executive personnel is intense, particularly in the technology sector. There can be no assurance that the Company will be able to retain existing personnel or attract, hire and retain additional qualified personnel. The loss of service of key managers and executives, or the failure to attract, hire and retain additional key employees could materially affect the Company's business.

Environmental & Regulatory Risk

        The Company respects all environmental legislation, industry norms and standards. The Company's policy is to limit the use of environmentally harmful substances in the manufacturing of its products.

Foreign Exchange

        Expenses are predominantly incurred in the currencies of the countries in which the Company has substantial operations — Canada, the United States and the United Kingdom. As revenue has grown in international markets, the Company has become exposed to U.S. dollar, Euro and Pound Sterling currency fluctuations. The Company uses foreign exchange option and forward contracts to minimize the downside risk to the Company from fluctuations in its cash flows due to exchange rate changes.

Carrying Value of Future Tax Assets and Intangible Assets

        The Company's carrying value of future tax assets, goodwill and acquired technology is assessed, in part, with reference to projected future results. These projections are based on the Company's strategic and operating plans. A significant adverse change in the Company's projections could negatively impact the valuation of these assets.

Stock Price Volatility

        The trading price of the Company's common stock has in the past and could in the future fluctuate significantly. The fluctuations have been or could be in response to numerous factors, including quarterly variations in results of operations; announcements of technological innovations or new products by the Company, its customers or competitors; changes in securities analysts' recommendations; announcements of acquisitions; changes in earnings estimates made by independent analysts; general fluctuations in the stock market; or revenues and results of operations below the expectations of public market securities analysts or investors. This could result in a sharp decline in the market price of the Company's common stock.

        With the advent of the Internet, new avenues have been created for the dissemination of information. The Company has no control over the information that is distributed and discussed on electronic bulletin boards and investment chat rooms. The motives of the people or organizations that distribute such information may not be in the best interest of the Company and its shareholders. This, in addition to other forms of investment information including newsletters and research publications, could result in a sharp decline in the market price of Leitch's common stock.

        In addition, stock markets have occasionally experienced extreme price and volume fluctuations. The market prices for high-technology companies have been particularly affected by these market fluctuations, and such effects have often been unrelated to the operating performance of such companies. These broad market fluctuations may cause a decline in the market price of Leitch's common stock.

Outlook

        The Company's outlook is unchanged from the last three quarters. The Company is conserving cash while carefully managing its expenses and balance sheet. The Company continues to be well positioned to capitalize on an expected upturn in capital spending by the professional video market. The Company has not compromised its research and development or sales capabilities and continues to launch award-winning products that are improving customers' businesses.

        Since 2000 the Company has been investing in the upgrading of its facilities, systems, and personnel. The resulting impact on the cost base has been significant, particularly in light of reduced revenues during the macro-economic downturn. However, management believes that these changes have been crucial and that the transition period is nearing a successful conclusion. The Company is now poised to capitalize on this efficient, scalable base as it moves into its next phase of growth.

        The Company believes that its markets have considerable opportunity for future growth. Key growth drivers are as follows:

  •
  As broadcasters look for ways to enhance their own business models, they seek productivity improvements as well as opportunities to offer enhanced services to their customers. Investment in new technical infrastructure remains the most obvious way to achieve these things. Several key transitions in enabling technology (analog to digital, tape to disk) are still underway.

  •
  Emerging economies will continue to invest in television infrastructure to educate and communicate to their populations, resulting in market growth in the developing world.

  •
  The customer base will expand as corporations and other organizations make increasing use of high-quality video to communicate with employees, customers, and other stakeholders.

  •
  The digitization of media allows content owners to more effectively manage and derive revenue from those assets. The infrastructure required to manage these assets, as well as to support competing delivery mechanisms to the consumer, will create long-term opportunities for Leitch.

        The Company believes that it can grow faster than its end markets by developing or acquiring products that address new market needs. It also believes that it can capitalize on its brand, scale, and operational effectiveness to provide better products at competitive pricing, thereby enhancing its market share. Technology remains an important driver in this business, and it is still evolving rapidly. Periods of technological change are characterized by the emergence of new product categories and shifting opportunities for market leadership.

Margaret A. Craig President & Chief Executive Officer February 25, 2003	Reginald J. Tiessen Chief Financial Officer

THIRD QUARTER REPORT 2003

CONSOLIDATED BALANCE SHEETS

(In thousands of Canadian dollars — Unaudited)

	January 31, 2003	April 30, 2002
Assets
Current assets:
Cash and cash equivalents	$13,997	$7,942
Accounts receivable	42,884	49,403
Inventory	59,957	65,052
Future income taxes	6,249	4,937
Income taxes recoverable	3,364	2,989
Prepaid expenses and other assets	7,773	7,225

	131,224	137,548
Capital assets	51,020	60,675
Future income taxes	17,502	19,176
Investments in partly owned businesses	1,640	1,777
Acquired technology	10,746	15,258
Goodwill	73,824	73,824

	$285,956	$308,258

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$25,891	$38,162
Future income taxes	1,068	2,437
Income taxes payable	1,479	—

	28,438	40,599
Future income taxes	4,125	6,659
Shareholders' equity:
Capital stock	214,066	214,066
Cumulative translation account	5,219	6,162
Retained earnings	34,108	40,772

	253,393	261,000
Commitments and contingencies

	$285,956	$308,258

The accompanying notes form an integral part of these consolidated financial statements.

THIRD QUARTER REPORT 2003

CONSOLIDATED STATEMENTS OF EARNINGS

(In thousands of Canadian dollars, except share and per share amounts — Unaudited)

	Three months ended January 31,		Nine months ended January 31,
	2003	2002	2003	2002
Revenue	$49,086	$46,558	$141,765	$147,415
Cost of goods sold	24,749	22,491	69,702	70,299

Gross margin	24,337	24,067	72,063	77,116
Expenses (income):
Selling and administrative expenses	16,754	16,861	50,918	51,569
Gross research and development	9,226	9,102	27,251	27,581
Investment tax credits	(914)	(1,228)	(2,654)	(2,815)
Interest income, net	(23)	—	(57)	(247)

	25,043	24,735	75,458	76,088

Earnings (loss) from continuing operations before amortization, equity interest and income taxes	(706)	(668)	(3,395)	1,028
Amortization of acquired technology	1,502	1,435	4,512	4,305
Equity interest in losses of partly owned businesses	(40)	12,442	(121)	14,907

Loss from continuing operations before income taxes	(2,168)	(14,545)	(7,786)	(18,184)
Income taxes	(289)	(240)	(1,122)	230

Income taxes — partly owned businesses	—	28	—	(519)

	(289)	(212)	(1,122)	(289)

Loss from continuing operations	(1,879)	(14,333)	(6,664)	(17,895)
Loss from discontinued operations, net of tax benefit	—	(4,036)	—	(6,135)

Net loss	$(1,879)	$(18,369)	$(6,664)	$(24,030)

Loss per share from continuing operations:
Basic	$(0.06)	$(0.48)	$(0.22)	$(0.60)
Diluted	(0.06)	(0.48)	(0.22)	(0.60)

Loss per share:
Basic	$(0.06)	$(0.62)	$(0.22)	$(0.81)
Diluted	(0.06)	(0.62)	(0.22)	(0.81)

Weighted average number of shares outstanding (thousands):
Basic	29,782	29,782	29,782	29,782
Diluted	29,782	29,782	29,782	29,782

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(In thousands of Canadian dollars — Unaudited)

	Three months ended January 31,		Nine months ended January 31,
	2003	2002	2003	2002
Retained earnings, beginning of period	$35,987	$79,783	$40,772	$85,444
Net loss	(1,879)	(18,369)	(6,664)	(24,030)

Retained earnings, end of period	34,108	61,414	34,108	61,414

The accompanying notes form an integral part of these consolidated financial statements.

THIRD QUARTER REPORT 2003

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of Canadian dollars — Unaudited)

	Nine months ended January 31,
	2003	2002
Cash flows provided by (used in):
Operating activities:
Loss from continuing operations	$(6,664)	$(17,895)
Items not involving cash:
Depreciation	9,640	7,353
Future income taxes	(3,541)	(7,891)
Amortization of acquired technology	4,512	4,305
Equity interest in losses of partly owned businesses	(121)	14,907
Loss on disposal of capital assets	266	57
Net change in non-cash balances related to continuing operations	3,407	3,957

Cash flows provided by (used in) continuing operations	7,499	4,793
Cash flows used in discontinued operations	(508)	(2,919)

Cash flows provided by (used in) operating activities	6,991	1,874
Financing activities:
Cash flows provided by (used in) financing activities	—	—
Investing activities:
Investment in capital assets	(3,709)	(13,611)
Proceeds from disposal of capital assets	3,062	2,000

Cash flows provided by (used in) investing activities	(647)	(11,611)
Change in cash balances due to foreign exchange	(289)	3,774

Increase (decrease) in cash and cash equivalents	6,055	(5,963)
Cash and cash equivalents, beginning of period	7,942	13,986

Cash and cash equivalents, end of period	$13,997	$8,023

Supplementary cash flow information:
Income taxes paid	$1,183	$3,297
Interest paid	106	244

The accompanying notes form an integral part of these consolidated financial statements.

THIRD QUARTER REPORT

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Canadian dollars, except per share amounts — Unaudited)

1.    SIGNIFICANT ACCOUNTING POLICIES

        These condensed consolidated financial statements have been prepared in accordance with The Canadian Institute of Chartered Accountants ("CICA") Standards for interim financial statements. These condensed consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements except as disclosed herein, however, they do not include all of the disclosure requirements for annual financial statements. For a full description of accounting policies, refer to Leitch Technology Corporation's ("Leitch" or the "Company") 2002 Annual Report.

2.    STOCK-BASED COMPENSATION

        The Company has established a stock option plan to encourage ownership in the Company's shares by directors, officers and employees of the Company and its subsidiaries. Options are granted with an exercise price equal to the market price of the common shares of the Company at the date of granting, for a term of five years, vesting at five percent per three-month period.

        For a full description of the Company's stock-based compensation, reference should be made to Leitch's 2002 Annual Report.

        The Company applies the intrinsic value based method of accounting for its fixed employee stock compensation plan. Accordingly, no compensation expense has been recognized for the three and nine months ended January 31, 2003 and 2002. Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-based compensation and other stock-based payments" provides that companies should also disclose, on a pro forma basis, net earnings and earnings per share had the Company adopted the fair value method for accounting for stock options. Had compensation expense been determined based on the fair value at the grant dates for stock options granted on or after May 1, 2001, the Company's results would have been as follows:

	Three months ended January 31,		Nine months ended January 31,
	2003	2002	2003	2002
Net loss:
As reported	$(1,879)	$(18,369)	$(6,664)	$(24,030)
Pro forma	$(2,159)	$(18,610)	$(7,498)	$(24,353)

Loss per share as reported
Basic	$(0.06)	$(0.62)	$(0.22)	$(0.81)
Fully diluted	$(0.06)	$(0.62)	$(0.22)	$(0.81)

Loss per share pro forma
Basic	$(0.07)	$(0.62)	$(0.25)	$(0.82)
Fully diluted	$(0.07)	$(0.62)	$(0.25)	$(0.82)

        The fair value of each stock option grant was determined on the date of grant. The weighted average fair value of a stock option with an exercise price equal to the estimated market price of a common share on the date of grant for the three months and nine months ended January 31, 2003 was $3.25 and $3.01 respectively and for the three months and nine months ended January 31, 2002 was $6.35 and $6.27 respectively. The fair value of the stock options was determined using the Black Scholes option pricing model, based on the following assumptions:

	Three months ended January 31,		Nine months ended January 31,
	2003	2002	2003	2002
Risk free interest rate	4.3%-4.9%	4.4%-4.7%	4.3%-4.9%	4.4%-5.3%
Expected life	4.3 years	5 years	4.3-5 years	5 years
Expected volatility	49%	61%-65%	22%-49%	42%-65%
Expected dividends	—	—	—	—

        Because additional stock options are expected to be granted each year, the above pro forma disclosure is not representative of pro forma effects on reported financial results for future periods.

3.    SEGMENTED INFORMATION

        For a full description of the Company's operating segments, reference should be made to Leitch's 2002 Annual Report.

a)    Industry Segments

Three months ended January 31, 2003	Video Processing and Distribution	Servers	Post Production	Other	Inter-segment eliminations	Total
Revenue:
External	$33,469	$9,254	$6,363	—	—	$49,086
Internal	—	—	—	1,152	(1,152)	—

	33,469	9,254	6,363	1,152	(1,152)	$49,086

Contribution margin	12,190	1,207	2,628	1,152	(1,152)	16,025
Selling and administrative						16,754
Interest income						(23)

Loss from continuing operations before amortization, equity interest and income taxes						$(706)

Total assets	$173,465	$52,570	$52,371	$7,550	—	$285,956
Capital asset expenditures	248	75	75	—	—	398

Three months ended January 31, 2002	Video Processing and Distribution	Servers	Post Production	Other	Inter-segment eliminations	Total
Revenue:
External	$31,959	$9,718	$4,881	—	—	$46,558
Internal	—	—	—	510	(510)	—

	31,959	9,718	4,881	510	(510)	$46,558

Contribution margin	11,632	2,924	1,637			16,193
Selling and administrative						16,861
Interest income						—

Earnings from continuing operations before amortization, equity interest and income taxes						$(668)

Total assets	$173,508	$62,910	$44,355	$41,519	—	$322,292
Capital asset expenditures	1,918	542	382	—	—	2,842

Nine months ended January 31, 2003	Video Processing and Distribution	Servers	Post Production	Other	Inter-segment eliminations	Total
Revenue:
External	$99,281	$26,937	$15,547	—	—	$141,765
Internal	—	—	—	3,456	(3,456)	—

	99,281	26,937	15,547	3,456	(3,456)	$141,765

Contribution margin	36,367	5,332	5,767	3,456	(3,456)	47,466
Selling and administrative						50,918
Interest income						(57)

Loss from continuing operations before amortization, equity interest and income taxes						$(3,395)

Total assets	$173,465	$52,570	$52,371	$7,550	—	$285,956
Capital asset expenditures	2,339	702	668	—	—	3,709

Nine months ended January 31, 2002	Video Processing and Distribution	Servers	Post Production	Other	Inter-segment eliminations	Total
Revenue:
External	$103,153	$27,132	$17,130	—	—	$147,415
Internal	—	—	—	1,726	(1,726)	—

	103,153	27,132	17,130	1,726	(1,726)	$147,415

Contribution margin	38,450	7,604	6,296	1,726	(1,726)	52,350
Selling and administrative						51,569
Interest income						(247)

Earnings from continuing operations before amortization, equity interest and income taxes						$1,028

Total assets	$173,508	$62,910	$44,355	$41,519	—	$322,292
Capital asset expenditures	10,122	1,353	1,521	—	—	12,996

b)    Geographic Segments

Three months ended January 31, 2003	United States	Europe	Non-U.S. Americas	Pacific Rim	Total
Revenue	$23,026	$9,668	$7,803	$8,589	$49,086
Identifiable assets	62,366	39,418	94,314	5,288	201,386
Goodwill and acquired technology	20,498	12,934	51,138	—	84,570

Three months ended January 31, 2002	United States	Europe	Non-U.S. Americas	Pacific Rim	Total
Revenue	$22,564	$9,801	$9,023	$5,170	$46,558
Identifiable assets	64,718	35,163	126,013	6,805	232,699
Goodwill and acquired technology	19,777	12,934	56,882	—	89,593

Nine months ended January 31, 2003	United States	Europe	Non-U.S. Americas	Pacific Rim	Total
Revenue	$71,080	$26,130	$20,238	$24,317	$141,765
Identifiable assets	62,366	39,418	94,314	5,288	201,386
Goodwill and acquired technology	20,498	12,934	51,138	—	84,570

Nine months ended January 31, 2002	United States	Europe	Non-U.S. Americas	Pacific Rim	Total
Revenue	$73,026	$28,085	$24,055	$22,249	$147,415
Identifiable assets	64,718	35,163	126,013	6,085	232,699
Goodwill and acquired technology	19,777	12,934	56,882	—	89,593

4.    RECONCILIATION TO U.S. GAAP

        The following is a reconciliation of consolidated net loss as reported with U.S. GAAP:

	Three months ended January 31,		Nine months ended January 31,
	2003	2002	2003	2002
Net (loss) in accordance
with Canadian GAAP	$(1,879)	$(18,369)	$(6,664)	$(24,030)
Acquisition differences, net of income tax effect	205	205	615	615
Adjustment to equity investment, net of income tax effect	—	(160)	—	1,855
Adjustment to carrying value of foreign currency option in accordance with FAS 133, net of income tax effect	29	(2)	(30)	(2)

Net (loss) in accordance with U.S. GAAP	$(1,645)	$(18,326)	$(6,079)	$(21,562)

U.S. GAAP earnings (loss) per share:
Basic	$(0.06)	$(0.62)	$(0.20)	$(0.72)
Diluted	(0.06)	(0.62)	(0.20)	(0.72)

5.    COMPARATIVE FIGURES

        Certain comparative figures have been reclassified to conform with the current year's presentation.

Leitch Technology Corporation Offices

HEAD OFFICE Leitch Technology Corporation 150 Ferrand Drive Suite 700 Toronto, ON, Canada M3C 3E5 Tel: (416) 445-9640 Fax: (416) 443-3088 Website: www.leitch.com E-mail: info@leitch.com	SUBSIDIARIES Leitch Incorporated 920 Corporate Lane Chesapeake, VA 23320 USA Tel: (757) 548-2300 Fax: (757) 548-4088 4400 Vanowen Street Burbank, CA 91505 USA Tel: (818) 843-7004 Fax: (818) 842-8945	Leitch Europe Limited Holland Park House Oldbury Bracknell, Berkshire RG12 8TQ England UK Tel: +44 1344-446 000 Fax: +44 1344-446 100	Leitch Asia Limited Unit 1016/1018,10/F., Tower 1, Grand Century Place 193 Prince Edward Road West Kowloon, Hong Kong Tel: +852 2776 0628 Fax: +852 2776 0227
SALES OFFICES Atlanta, GA Boston, MA Burbank, CA Calgary, Alberta Chicago, IL Dallas, TX Denver, CO Florence, KY	Indianapolis, IN Los Angeles, CA Miami, FL Milano, Italy Montreal, Quebec New York, NY Orlando, FL Paris, France	Philadelphia, PA Phoenix, AZ Prague, Czech Republic San Francisco, CA São Paulo, Brazil Teaneck, NJ	REPRESENTATIVE OFFICES Tokyo, Japan

[PHOTO]	[PHOTO]	[PHOTO]
Leitch Technology Corporation Head Office	Leitch Incorporated Office	Leitch Europe Limited Office

Leitch Technology Corporation 150 Ferrand Drive, Suite 700 Toronto, ON, Canada M3C 3E5 Tel: (416) 445-9640 Fax: (416) 443-3088 Website: www.leitch.com E-mail: info@leitch.com

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  Q3 Report
THIRD QUARTER REPORT 2003
CONSOLIDATED BALANCE SHEETS (In thousands of Canadian dollars — Unaudited)
CONSOLIDATED STATEMENTS OF EARNINGS (In thousands of Canadian dollars, except share and per share amounts — Unaudited)
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (In thousands of Canadian dollars — Unaudited)
CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands of Canadian dollars — Unaudited)
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (In thousands of Canadian dollars, except per share amounts — Unaudited)